SCHEDULE 13D/A
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*


                         TRIANGLE PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89589H104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 3, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D originally filed on September 4, 2001 (the "Original Schedule 13D") as amended and supplemented on October 10, 2001 by Amendment No. 1 and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons").

     Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Triangle Pharmaceuticals. Inc., a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

     The information in Item 4 is hereby amended by the addition of the following information:

     The Company entered into an Agreement and Plan of Merger, dated as of December 3, 2002, among Gilead Sciences, Inc. ("Gilead"), Simbolo Acquisition Sub, Inc., ("Acquisition Sub") and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, Acquisition Sub will promptly commence a tender offer for all of the issued and outstanding shares of the Company Common Stock for $6.00 per share, in cash, (the "Tender Offer"), and following the acceptance of at least a majority of the outstanding shares of Common Stock in the Tender Offer, Acquisition Sub will be merged with and into the Company.

     In connection with the execution and delivery of the Merger Agreement, WP VIII entered into a Stockholder Agreement, dated as of December 3, 2002, with Gilead and Acquisition Sub (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, WP VIII agreed to tender an aggregate of 23,384,887 of the Company's Common Stock, as well as any additional Common Stock acquired by WP VIII after the date of the Stockholder Agreement (collectively, the "Subject Shares") into the Tender Offer, and to vote the Subject Shares in favor of the Merger and related matters and against any competing transaction or proposal or frustrating transaction. Under the Stockholder Agreement, WP VIII granted Gilead an irrevocable proxy to vote the Subject Shares in favor of the Merger and on related matters. The Stockholder Agreement terminates upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

     The foregoing description of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed as
Exhibit 1 hereto and incorporated herein by reference.

     In connection with the Stockholder Agreement, WP VIII and the Company also signed a Cross-Consent and Waiver, dated as of December 3, 2002, to harmonize the provisions of the Stockholder Agreement with existing agreements between WP VIII and the Company.

     The foregoing description of the Cross-Consent and Waiver is qualified in its entirety by reference to the Cross-Consent and Waiver, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     The information in Item 6 is hereby amended by the addition of the following information as a new third full paragraph of such Item:

     The Stockholder Agreement and Cross-Consent and Waiver are described in
Item 4 above. Such summaries are qualified in their entirety by reference to the actual agreements themselves which are attached as Exhibits 1 and 2 to the Amendment.

Item 7. Material to be Filed as Exhibits.

     1. Stockholder Agreement, dated as of December 3, 2002, between Gilead Sciences Inc., Simbolo Acquisition Sub, Inc. and Warburg Pincus Private Equity VIII, L.P.

     2. Cross-Consent and Waiver, dated as of December 3, 2002, between Triangle Pharmaceuticals Inc. and Warburg Pincus Private Equity VIII, L.P.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2002                WARBURG PINCUS PRIVATE EQUITY
                                        VIII, L.P.

                                        By:      Warburg Pincus & Co.,
                                                 General Partner

                                                 By:  /s/ Scott A. Arenare
                                                      --------------------
                                                 Name:   Scott A. Arenare
                                                 Title:  Partner


Dated:  December 6, 2002                WARBURG PINCUS & CO.

                                        By:  /s/ Scott A. Arenare
                                             --------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner


Dated:  December 6, 2002                WARBURG PINCUS LLC

                                        By:  /s/ Scott A. Arenare
                                             --------------------
                                        Name:   Scott A. Arenare
                                        Title:  Managing Director